SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _____ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _____

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 24, 2002

By : ______________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 1084/GUI/HM.110/02

September 24th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Announcement of Audited Consolidated Financial Statements for Six Months Ended June 30, 2001 and 2002

Dear Sir,

Please find attached the Announcement of Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk and Subsidiaries Audited Consolidated Financial Statements for Six Months Ended June 30, 2001 and 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO 1.4.1

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

CONSOLIDATED BALANCE SHEETS

June 30, 2001 and 2002

(Expressed in millions of Indonesian Rupiah and thousands of U.S. Dollars, except share data)

ASSETS	2001 (Unaudited) Rp	2002 (Audited) Rp	2002 (Audited) U.S.$
CURRENT ASSETS			
Cash and cash equivalents	3,882,960	2,745,603	314,502
Short-term investments	-	8,000	916
Accounts receivable			
Trade			
Related parties			
PT Telekomunikasi Indonesia Tbk - net of allowance for doubtful accounts of Rp 80,298 in 2001 and Rp 88,799 in 2002	567,517	530,590	60,778
Others - net of allowance for doubtful accounts of Rp 8,787 in 2001 and Rp 29,876 in 2002	97,375	147,247	16,867
Third parties - net of allowance for doubtful accounts of Rp 688,748 in 2001 and Rp 445,926 in 2002	839,242	572,568	65,586
Others			
Related party			
PT Telekomunikasi Indonesia Tbk	4,285,949	952,727	109,133
Third parties - net of allowance for doubtful accounts of Rp 1,852 in 2002	112,632	129,968	14,888
Derivative instruments	93,887	-	-
Inventories	44,299	99,270	11,371
Advances	34,112	53,611	6,141
Prepaid taxes and expenses	119,628	304,046	34,828
Other current assets - net of allowance for doubtful accounts of Rp 15,550 in 2001 and Rp 34,758 in 2002	17,764	194,055	22,228
Total Current Assets	10,095,365	5,737,685	657,238
NON-CURRENT ASSETS			
Due from related parties - net of allowance for doubtful accounts of Rp 75,368 in 2001 and Rp 76,894 in 2002	48,646	36,955	4,233
Deferred tax assets	231,555	92,223	10,564
Investments in associated companies - net of allowance for decline in value of Rp 34,481in 2001 and Rp 90,781 in 2002	113,188	138,545	15,870
Other long-term investments - net of allowance for decline in value of Rp 264,216 in 2001 and Rp 298,216 in 2002	406,043	372,300	42,646
Property and equipment			
Carrying value	11,664,537	15,256,698	1,747,617
Accumulated depreciation	(3,564,306)	(5,054,254)	(578,952)
Impairment in value	(131,209)	(131,209)	(15,030)
Net	7,969,022	10,071,235	1,153,635
Goodwill - net	2,684,711	4,190,286	479,987
Long-term receivables	149,819	149,485	17,123
Long-term prepaid pension - net of current portion	250,691	276,417	31,663
Long-term advances	360,884	296,210	33,930
Others	135,388	263,219	30,151
Total Non-Current Assets	12,349,947	15,886,875	1,819,802
TOTAL ASSETS	**22,445,312**	**21,624,560**	**2,477,040**

LIABILITIES AND STOCKHOLDERS' EQUITY	2001 (Unaudited) Rp	2002 (Audited) Rp	2002 (Audited) U.S.$
CURRENT LIABILITIES			
Short-term loan	6,707	4,684	537
Accounts payable - trade			
Related parties	1,202	2,398	275
Third parties	360,456	158,498	18,155
Dividend payable	335,708	583,161	66,800
Procurement payable	85,183	904,689	103,630
Taxes payable	3,319,508	1,002,421	114,825
Accrued expenses	744,403	508,341	58,229
Unearned income	177,341	447,257	51,232
Derivative instruments	1,835	-	-
Current maturities of long-term debts			
Related party	5,010	5,010	574
Third parties	751,430	631,994	72,393
Other current liabilities	141,694	84,778	9,711
Total Current Liabilities	5,930,477	4,333,231	496,361
NON-CURRENT LIABILITIES			
Due to related parties	140,010	9,717	1,113
Deferred tax liabilities	4,328	374,561	42,905
Long-term debts - net of current maturities			
Related parties	11,143	1,506,612	172,579
Third parties	2,800,493	1,554,486	178,063
Bonds payable	3,545,731	2,958,633	338,904
Other non-current liabilities	63,789	75,307	8,625
Total Non-Current Liabilities	6,565,494	6,479,316	742,189
MINORITY INTEREST	43,684	129,238	14,804
STOCKHOLDERS' EQUITY			
Capital stock - Rp 500 par value per A share and B share Authorized - 1 A share and 3,999,999,999 B shares Issued and fully-paid - 1 A share and 1,035,499,999 B shares	517,750	517,750	59,307
Premium on capital stock	673,075	673,075	77,099
Difference in value from restructuring transactions of entities under common control	4,359,259	4,358,555	499,262
Difference in transactions of equity changes in associated companies/subsidiaries	284,411	283,987	32,530
Difference in foreign currency translation	14,409	-	-
Retained earnings			
Appropriated	18,471	14,528	1,664
Unappropriated	4,038,282	4,834,880	553,824
Total Stockholders' Equity	9,905,657	10,682,775	1,223,686
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**22,445,312**	**21,624,560**	**2,477,040**

Notes :

- The consolidated financial statements for the six months ended June 30, 2002 have been audited by Prasetio, Sarwoko & Sandjaja, Registered Public Accountants, who have expressed an unqualified opinion on these consolidated financial statements.
- Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period (1,035,500,000 shares). Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

CONSOLIDATED STATEMENTS OF INCOME

Six months ended June 30, 2001 and 2002

(Expressed in millions of Indonesian Rupiah and thousands of U.S. Dollars, except share data)

	2001 (Unaudited) Rp	2002 (Audited) Rp	2002 (Audited) U.S.$
OPERATING REVENUES			
Cellular	741,468	1,458,232	167,037
International calls	1,162,636	1,051,023	120,392
Multimedia, Data Communication, Internet ("MIDI")	558,574	621,789	71,224
Other services	35,709	31,170	3,571
Total Operating Revenues	**2,498,387**	**3,162,214**	**362,224**
OPERATING EXPENSES			
Depreciation	380,658	789,825	90,473
Compensation to telecommunications carriers and service providers	372,143	383,542	43,933
Personnel costs	186,851	279,755	32,045
Administration and general	174,515	193,944	22,216
Maintenance	100,502	118,643	13,590
Marketing	32,824	62,051	7,108
Other costs of services	207,844	408,557	46,800
Total Operating Expenses	**1,455,337**	**2,236,317**	**256,165**
OPERATING INCOME	**1,043,050**	**925,897**	**106,059**
OTHER INCOME (EXPENSES)			
Gain (loss) on foreign exchange - net	(85,437)	499,354	57,200
Interest income	136,626	437,028	50,060
Amortization of goodwill	(46,570)	(275,123)	(31,515)
Interest expense	(160,129)	(236,995)	(27,147)
Consultancy fees	(255,814)	-	-
Others - net	73,671	(31,171)	(3,570)
Other Income (Expenses) - Net	**(337,653)**	**393,093**	**45,028**
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	97,235	50,665	5,804
INCOME BEFORE INCOME TAX	802,632	1,369,655	156,891
INCOME TAX BENEFIT (EXPENSE)			
Current	(524,716)	(208,223)	(23,851)
Deferred	335,822	(411,600)	(47,148)
Income Tax Expense - Net	(188,894)	(619,823)	(70,999)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PREACQUISITION INCOME	613,738	749,832	85,892
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(9,612)	(18,861)	(2,161)
PREACQUISITION INCOME	-	(205,863)	(23,581)
NET INCOME	604,126	525,108	60,150
BASIC EARNINGS PER SHARE	**583.41**	**507.11**	**0.058**
BASIC EARNINGS PER ADS (ten B shares per ADS)	**5,834.15**	**5,071.06**	**0.581**

Bintang 2000

Jakarta, September 24, 2002

PT INDOSAT (Persero) Tbk

Board of Directors

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